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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Akar Capital Management, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8551 West Sunrise Boulevard Ste. 102A

(No. and Street)

Plantation	**Florida**	**33322**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Emil A Akar	**954-476-7011**	**emil@akarcapital.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA

(Name – if individual, state last, first, and middle name)

100 E Sybelia Avenue Ste. 130	**Maitland**	**Florida**	**32751**
(Address)	(City)	(State)	(Zip Code)

July 28, 2004	**1839**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Emil A Akar _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Akar Capital Management, Inc. _____, as of January 30 _____, 2 026 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Emil H. Akar_

Title: President

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☑ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AKAR CAPITAL MANAGEMENT, INC.
AUDITED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED: DECEMBER 31, 2025

AKAR CAPITAL MANAGEMENT, INC.
AUDITED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED: DECEMBER 31, 2025

TABLE OF CONTENTS

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Akar Capital Management, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Akar Capital Management, Inc. as of December 31, 2025, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Akar Capital Management, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Akar Capital Management, Inc. management. Our responsibility is to express an opinion on Akar Capital Management, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Akar Capital Management, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Akar Capital Management, Inc.'s financial statements. The supplemental information is the responsibility of Akar Capital Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Akar Capital Management, Inc.'s auditor since 2020.

Maitland, Florida

January 30, 2026

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS

Current Assets		
Cash in bank and cash equivalents	$	148,459
Due from clearing		33,153
Investment advisory fees receivable		60,903
Fixed Assets (net)		3,862
Clearing deposit		50,667
TOTAL	$	297,044

LIABILITIES AND STOCKHOLDER EQUITY

Current Liabilities		
Accounts payable and accrued expenses	$	13,780
Total liabilities		13,780
Stockholder's Equity		
Common stock - $1.00 par value, 5,000 shares authorized, 20 shares issued and outstanding	$	20
Additional paid-in capital		20,943
Retained earnings		262,301
Total stockholder equity		283,264
Total liabilities and stockholder's equity	$	297,044

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2025

Revenues

Commissions from security transactions	$	159,377
Investment advisory fees		320,683
Distribution fees		83,600
Mutual Fund Fees		14,035
Revenue Sharing and Rebate Income		11,453
Other revenue		16,766
Total revenue		605,914

Operating expenses:

Compensation and employe benefits	138,790
Clearing charges	46,003
Data and regulation	28,227
Occupancy expense	13,478
General and administrative	47,221
Total operating expenses	273,719

Net income	$	332,195

The accompanying notes are an integral part of these financial statements.

3

AKAR CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Common Stock	Additional Paid In Capital	Retained Earnings
Balance - 12/31/24	$ 20	$ 20,943	$ 449,063
Net Income	0	0	332,195
Stockholder's Distributions	0	0	(518,957)
Balance - 12/31/25	$ 20	$ 20,943	$ 262,301

The accompanying notes are an integral part of these financial statements.

Cash Flows From Operating Activities:

Net income

	$ 332,195

Adjustment to reconcile net income to
net cash provided by (used in) operating activities:
Depreciation

	350

Net change to assets and liabilities:

Decrease in clearing agent deposit	3,384
Increase in accounts receivable	(22,750)
Increase in accounts payable and accrued expenses	1,632
Net cash flow provided by operating activites	314,811

Cash Flow From Financing Activities:

Distributions to shareholder	(518,957)
Total cash flows From Financing Activities	(518,957)
Net Increase In Cash	(204,145)
Cash and cash equivalents - beginning	352,604
Cash and cash equivalents - ending	$ 148,459

Supplemental cash flow information
Cash paid during the year for

Interest	$ -
Taxes	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.) Nature of business.

The Company was incorporated on June 18, 1982, in the State of Florida. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA) as a non-carrying broker-dealer.

The Company acts as an introducing broker through a clearing arrangement with a broker-dealer on a fully disclosed basis. This broker-dealer provides clearing services, handles funds of the Company's customers, holds securities, and remits activity statements to the customers.

The Company acts as a registered investment advisor and earns management fees on a quarterly basis.

B.) Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include money market accounts and certificates of deposits and any highly liquid debt instruments with original maturities of three months or less.

C.) Depreciation

Furniture and equipment are being depreciated on a straight-line basis over a period generally not to exceed five years. Leasehold improvements are being amortized over a three-to-ten-year period.

D.) Income Taxes

The Company has made an election to be treated as a Subchapter S corporation under the Federal Income tax laws. Accordingly, the income and losses of the Company are taxed directly to its sole stockholder. Therefore, no provision for income taxes has been made in the financial statements. The company's tax returns are subject to audit for up to three years.

E.) Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities on December 31, 2025, and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

F.) Revenue Recognition

Revenue from contracts with customers include asset management fees. The recognition measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measures of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

G.) Commissions

Brokerage Commissions – The Company enters orders through its clearing agent to buy and sell securities on behalf of its customers. Each time a customer enters a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company's clearing firm fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer. Distribution Fees – The Company enters arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at a future point in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.
The Company receives revenue sharing and rebate income pursuant to contractual obligations with the clearing firm to share income received on customer balances, which the Company believes all performed obligations are satisfied when charged

to customers by the clearing firm.

H.) Other Revenue

Other revenue includes $16,653 of interest income.

I.) Asset Management

Investment Advisory Fees – The Company provides investment advisory services on a daily basis. The Company believe the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at the time as they relate specifically to the services provided in that period. As of December 31, 2025, the balance for fees receivable was $60,903.

J.) Clearing Deposit

Pursuant to the clearing agreement with the clearing broker, a deposit of $50,667 is being held in an interest-bearing account as of December 31, 2025 to offset unsecured customer debits. There were no unsecured debits at December 31, 2025. As of December 31, 2025, the amount due from the clearing firm was $33,153.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital for Broker-Dealers Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000 as defined and requires that the aggregate indebtedness, as defined, shall not exceed fifteen times net capital. On December 31, 2025, the Company had net capital of $217,499, which exceeded the required net capital of $5,000 by $212,499. On December 31, 2025, the Company's aggregate indebtedness to net capital ratio was .06 to 1.

NOTE 3 – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule and as a non-covered firm.

NOTE 4 – Fixed ASSETS

The Company's fixed assets are comprised of office furniture, leasehold improvements and equipment of $72,704 less accumulated depreciation of $68,842. The depreciation expense for 2025 was $ 350   .

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company's place of business is an office owned by the officer/shareholder. There is no lease for the office, and no monthly rental expense paid. However, the Company's responsibility is to pay monthly common area charges and other costs of maintaining the office, totaling $13,478 for the year ended December 31, 2025. There is nothing due to shareholder as of December 31, 2025.

The officer/ shareholder of the Company receives compensation as its CEO in addition to various employee benefits and expense reimbursements. Corporate distributions of $518,957 were paid to its officer/shareholder for the year ended December 31, 2025.

NOTE 6 – RETIREMENT PLAN

The Company adopted a Savings Incentive Match Plan for Employees or SIMPLE. Pursuant to the plan, employees are allowed to defer portion of their salary, and the Company matches up to 3% of the salary deferral.

NOTE 7 – CONCENTRATION OF RISK.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial entities. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review the credit standing of each counterparty.

NOTE 8 – Long Term Liability

The Company has no long-term liability.

NOTE 9 – SEGMENT REPORTING

The Company's securities business segment derives revenues from customers for commissions and fees for the sale of securities and mutual funds (12B-1s) and advisory fees. The accounting policies for this segment are the same as those

described in NOTE 1 – Summary of Significant Accounting Policies. The chief operating decision maker assesses performance for the securities business segment and decides allocation of resources based on net income as reported on the income statement and segment assets as reported as total assets on the balance sheet.

The chief operating decision maker uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into this segment or other areas, such as acquisitions or paying dividends. Net income is used to monitor, among other things, budget versus actual results, competitive analysis, and benchmarking. The Company has one reportable segment commission and fees for the sale of securities and mutual funds (12B-1s) and advisory fees as the primary source of its revenue. The Company's chief operating decision maker is the CEO and President.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events from its year end through the date whereupon the financial statements were issued and has determined that there are no items requiring recognition or disclosure.

NOTE 12 – FAIR VALUE MEASUREMENTS

Accounting standards require that financial and non-financial assets and liabilities, recognized or disclosed in financial statements on a recurring basis (at least annually) be measured at fair value.

These standards define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

These standards also establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. These standards describe three levels of inputs that may be used to measure fair value:

Level 1 – Quoted price in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quote prices for similar assets or liabilities in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities.

Level 3 – Unobservable inputs for the asset or liability. These inputs reflect the Company's assumptions about the assumptions a market participant would use in pricing the asset or liability.

The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 2 and Level 3 inputs are only used when high level inputs are not available.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurements. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodology used for assets measured at fair value. There have been no changes in the methodology used at December 31, 2025.

Marketable securities: Consist of equity securities valued using quoted market prices.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table summarizes the valuation of the Company's financial assets at December 31, 2025:

Financial Asset	December 31, 2025	Level 1	Level 2	Level 3
Money Market	$175,150	$175,150	$ -	$ -
Total	$175,150	$175,150	$ -	$ -

There were no transfers between Level 1, 2, and 3 for the year ending December 31, 2025.

AKAR CAPITAL MANAGEMENT, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2025

Computation of Net Capital		
Total member's equity from statement of financial condition	$	283,264
Less		
Non-allowable assets:		
Accounts Receivable		(60,903)
Fixed Assets		(3,862)
Net Capital before haircut		218,499
Money market haircut		(1,000)
Net Capital	$	217,499
Aggregate indebtedness	$	13,780
Computation of Basic Net Capital Requirement		
Minimum net capital required $5,000	$	5,000
Net capital in excess of minimum requirement	$	212,499
Ratio of aggregate indebtness to net capital		6%

Notes: There were no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II A filings. Accordingly no reconcilation is deemed necessary.

The accompanying notes are an integral part of these financial statements.

Schedule II

Computation for Determination of Reserve Requirements
Under Rule 15c3-3
For the Year Ended December 31, 2025

Computation for Determination of reserve requirements under rule 15c3-3 of the
Securities and Exchange Commission on December 31, 2025

This does not apply because we are exempt from this rule

The accompanying notes are an integral part of these financial statements.

Schedule III

**Information Relating to the Possession or Control Requirements
Under SEC Rule 15c3-3
For the Year Ended December 31, 2025**

The Company has complied with the exemptive requirements of SEC Rule 15c3-3
and did not maintain possession or control of any customer funds or securities
as of December 31, 2025

The accompanying notes are an integral part of these financial statements.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Akar Capital Management, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Akar Capital Management, Inc. identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Akar Capital Management, Inc. claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) [exemption provision(s)] and (2) Akar Capital Management, Inc. stated that Akar Capital Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Akar Capital Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to advisory services and direct business mutual fund retailer. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Akar Capital Management, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Akar Capital Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Maitland, Florida

January 30, 2026

AKAR CAPITAL MANAGEMENT, INC
8551 W SUNRISE BLVD, SUITE 102A
PLANTATION, FL 33322

EXEMPTION REPORT

Akar Capital Management, Inc is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.
3. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities to advisory services and direct business mutual fund retailer, and the Company does not directly or indirectly receive, hold or otherwise owe funds or securities for or to our customers, did not carry accounts of or for customers, and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Akar Capital Management, Inc.

I, Emil A. Akar, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Emil A. Akar
President and Principal
January 29 2026